US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 65324

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2020   AND ENDING   12/31/2020

MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

US TIGER SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 MADISON AVE, 27TH FLOOR

(No. and Street)

NEW YORK   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lei Huang   646-978-5180

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP

(Name -- if individual, state last, first, middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Lei Huang_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____US TIGER SECURITIES INC._____, as of _____December 31, 2020_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____No exceptions_____

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

KAMEKO CRAIG
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01CR6411895
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 12/07/2024

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Index
December 31, 2020



Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Stockholder of US Tiger Securities, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of US Tiger Securities, Inc. (the "Company") (a wholly-owned subsidiary of Tiger Fintech Holdings, Inc.), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2018.

New York, NY
March 1, 2021

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Statement of Financial Condition
As of December 31, 2020

Assets

Cash and cash equivalents	$	6,923,717
Restricted cash equivalents		442,937
Accounts receivable		10,000
Deposits held at clearing brokers		500,702
Receivable from clearing brokers		3,168,914
Syndicate receivable		434,898
Due from affiliate		142,429
Operating lease right-of-use assets		1,277,526
Prepaid expenses and other assets		154,964
Total assets	$	13,056,087

Liabilities and Stockholder's Equity

Accrued expenses and other liabilities	$	1,000,591
Due to affiliate		21,760
Operating lease liabilities		1,298,680
Total liabilities		2,321,031

Stockholder's equity

Common stock $0.05 par value, 2,000 shares

authorized, issued and outstanding		100
Additional paid-in capital		13,851,433
Accumulated deficit		(3,116,477)
Total stockholder's equity		10,735,056
Total liabilities and stockholder's equity	$	13,056,087

The accompanying notes are an integral part of this financial statement.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to the Statement of Financial Condition
December 31, 2020

1. Organization

JFD Securities Inc. ("JFD") was formed on December 20, 2010 as a New Jersey Corporation. In May 2016, Tiger Holdings, LLC ("THL"), a Delaware limited liability company acquired 24.9% of JFD and in March 2018 acquired the remaining 75.1% of JFD. On April 5, 2018, JFD's name was changed to US Tiger Securities Inc. (the "Company"). In July 2018, THL sold 24.9% of its interest in the Company to Tiger Fintech Holdings, Inc. ("TFH") and in November 2018 THL sold the remaining 75.1% of the Company to TFH.

The Company is presently a wholly owned subsidiary of TFH. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing in providing online trading, execution and corporate services to its clients and its foreign affiliate. As an introducing broker, the Company does not keep custody of its clients' securities and money. Up Fintech Holding Limited, the ultimate parent of TFH, has the intent and ability to provide the Company with continued financial support upon request.

The Company is engaged in the following activities: (1) providing brokerage agency execution services for institutions on an agency basis, recording transactions in securities and trade-related revenue and expenses on a trade date basis, (2) participating in firm commitment and best efforts underwriting activities, (3) introducing customers to its clearing broker for master stock lending program, (4) providing corporate access to customers, (5) providing advisory fees and (6) introducing order flow to a third party financial institution.

The Company operates under the provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers." The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and cash equivalents
The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

US Tiger Securities, Inc.
(A Wholly-Owned Subsidiary of Tiger Fintech Holdings, Inc.)
Notes to the Statement of Financial Condition
December 31, 2020

2.   Summary of Significant Accounting Policies

Cash and cash equivalents (Continued)
As of December 31, 2020, the Company maintained a money market deposit account of $442,937 to secure a letter of credit on its New Yok office lease. The money market deposit account is recorded as restricted cash equivalents on the Statement of Financial Condition.

Deposits held at Clearing Brokers
Deposits held at broker dealers includes a clearing deposit of $500,000 along with accrued interest income of $702 that the Company maintains with one of its clearing brokers.

Accounts Receivable
Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for credit losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified accounts receivable, receivable from clearing brokers, and syndicate receivables (collectively "fees receivable") carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. There is no impact to opening stockholder's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

ASC 842 requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements.

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

2.   Summary of Significant Accounting Policies (Continued)

Right of use assets and lease liabilities
The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Allocation of Stock Based Compensation
From time to time, the Company's employees are granted shares in the ultimate parent company. The Company recognizes compensation cost on a straight-line basis over the vesting period of the shares granted and such expenses are recorded as employee compensation and benefits in the Statement of Operations and a non-cash contribution from the Parent.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company introduces customers to clearing broker for stock loans and receives fee income directly from the clearing broker. The receivable is recorded on a trade-date basis in agreement with the blotters provided by the clearing broker. The Company believes that the performance obligation is satisfied on the trade-date as transactions occur.

The Company earns underwriting fees in securities offerings in which the Company acts as firm commitment underwriter and also may act as a syndicate member, or selling group participant, or a best efforts underwriter. However, the Company has not yet participated as a lead book-runner. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; (ii) the Company has made a firm commitment for the purchase of securities from the issuer (when applicable); and (iii) the Company has been informed of the number of securities that it has been allotted. The Company believes that the performance obligation is satisfied when the significant items are completed, which is generally on the trade-date of the securities offerings.

2.   Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)
The Company provides corporate access to customers and the revenue is recognized once an arrangement exists and access has been provided and the Company believes that the performance obligation is satisfied.

The Company provides advisory fees to customers and the revenue is recognized once advisory services were provided and the Company believes that the performance obligation is satisfied.

The Company earns interest income from accounts held at banks and clearing brokers and interest income is recognized on the accrual basis. Because financial instruments are outside of the scope of ASC Topic 606, it has no impact on the Company's existing methodology for revenue recognition.

The Company earns income from introducing order flow to a third party financial institution. The third party provides the Company with a monthly statement reflecting the order flows introduced by the Company, and the revenue is recognized based on the information received and when the Company believes that the performance is satisfied.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

3. Furniture, equipment and leasehold improvements

In May 2020, the Company transferred its fixed assets of computers and software to TFH, at its net book value totaling approximately $314,000.

4. Leases

In May 2019, the Company entered into a non-cancelable operating lease agreement for a new office space in New York City. The lease commenced in May 2019 and has a term of 68 months, through January 2025. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

In December 2018, the Company entered into a non-cancellable operating lease agreement for a data center located in New Jersey. In May 2020, the lease was transferred to TradeUp Inc, and there is no remaining or outstanding balance.

The Company has one obligation classified as an operating lease for office space with initial non-cancelable terms in excess of one year. Because the Company is not reasonably certain it will exercise the lease renewal option, the associated payments during the optional renewal period were not used in the determination of the lease term and are excluded from lease payments. For the year ended December 31, 2020, the annual operating lease cost was $413,641. The amount reported under operating lease right-of-use assets and operating lease liabilities in the Statement of Financial Condition was $1,277,526 and $1,298,680, respectively. Undiscounted maturity of the lease liabilities under the current lease agreement as of December 31, 2020 through January 2025 lease expiration amounted to $1,438,456, with imputed interest of $139,776, at a 5% discount rate.

Future minimum payments under these non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2020 for each of the remaining years and in the aggregate are:

	Total Commitments
2021	$ 352,275
2022	352,275
2023	352,275
2024	352,275
2025	29,356
	$ 1,438,456

5. Syndicate Receivables

The Company participated in underwriting deals on a firm commitment basis and also as a selling group member. The Company also acted a selling group member for an affiliate. As of December 31, 2020, the Company had a receivable of $434,898, which is classified as syndicate receivable on the Statement of Financial Condition.

6.   Related Party Transactions

Syndicate Income
The Company acts as a selling group member for its affiliate, Tiger Brokers New Zealand ("TBNZ"), for underwriting deals. As of December 31, $168,278 is included in the syndicate receivable on the Statement of Financial Condition.

Commission Income
The Company introduces TBNZ securities transaction orders to its clearing broker. TBNZ and the Company have a commission sharing agreement. As of December 31, the Company had a payable of $21,760 which is classified as due to affiliate on the Statement of Financial Condition for TBNZ's allocable portion of commission income.

Compensation
In July 2020, the Company entered into an expense sharing agreement with Marsco Investment Corporation ("Marsco"), its affiliate, to allocate salaries and payroll related expenses. As of December 31, $142,429 is classified as due from affiliate on the Statement of Financial Condition.

Data Service
The Company's affiliate, Beijing U-Tiger Business Service Limited allocates data service cost to the Company based on agreement terms.

Stock Based Compensation
For the year ended December 31, 2020, the Company recorded compensation expense related to share grants in the ultimate parent company The restricted share grants are valued utilizing 1/15 of the quoted American Depositary Share ("ADS") price of the ultimate parent company (as each ADS share represent 15 Class A shares of the ultimate parent company). The share awards vest over a period of four years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no other performance conditions or market conditions. The share grants are issued under the ultimate parent company's 2019 performance incentive plan; and the maximum number of 52,000,000 shares can be issued under that plan for the employees of the Company's and its affiliates.

The Company had 5,250,000 share grants outstanding at December 31, 2019, and in 2020, the Company's employees were granted 1,450,000 share units, for an aggregate 6,700,000 of outstanding shares granted. None of these outstanding share grants have vested as of December 31, 2020. The weighted average fair value of grants awarded during 2020 was $.18 and the average period over it is expected to be recognized is 40 months as of December 31, 2020.

7.   Concentrations

Cash consists of cash in banks, primarily held at four financial institutions which at times may exceed federally insured limits. At December 31, 2020, the Company has approximately $4,183,000 in excess of the insured limits. For the year ended December 31, 2020, the Company has approximately $2,141,000 in cash that are held in an institution which is not FDIC insured. The Company has not experienced any losses in such accounts.

During the year ended December 31, 2020, the Company earned 100% of commission income from one client.

8. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000. At December 31, 2020, the Company had net capital of $9,206,613, as defined, which exceeded its required net capital by $8,956,613.

9. **Income Taxes**

The Company's taxable income and loss are reported on the consolidated tax return of TFH and its subsidiaries. However, the Company computes its tax provision as if it were filing a return on a modified separate return basis.

At December 31, 2020, the Company has a standalone federal net operating loss carryforward ("NOL") of approximately $1,740,000 for federal, New York State and New York City income tax purposes. The Company's net deferred tax asset before valuation allowance was approximately $633,000, primarily as a result of net operation losses using federal, state and local effective tax rate of 21%, 6.5% and 8.85% respectively.

As of December 31, 2020, the Company has recorded a full valuation allowance against the net deferred tax assets since it is more likely than not that the deferred tax assets will not be realized.

As of December 31, 2020, the Company did not have any uncertain tax positions and the Company's income tax returns for the tax years 2017, 2018 and 2019 are subject to examination by tax authorities.

10. **Risks and Uncertainties**

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11. **Subsequent Events**

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements.